CutLER LAW GROUP
M. Richard Cutler, Esq	Corporate Securities Law
Admitted in Texas

September 25, 2024

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Mitchell Austin
Jan Woo

Re:	Lottery.com, Inc.
Registration Statement on Form S-1
Filed September 24, 2024
File No. 333-281925

Gentlemen and Ladies:

Please be advised that we represent Lottery.com, Inc. (the “Company”) with respect to the above-referenced filing. We are in receipt of your letter dated September 19, 2024, with respect to the Company. This letter responds to the comment contained in your letter.

Your comments as well as our response are set forth below:

Registration Statement on Form S-1

Cover Page

1.	Your Plan of Distribution disclosure on page 78 appears to indicate you are conducting the primary component of this offering on a best-efforts, no minimum basis. Please revise the cover page to disclose the information required by Item 501(b)(8) of Regulation S-K.

RESPONSE: We have revised the cover page to disclose the requested information.

2.	The first reference to the resale offering on the cover page discloses that the registration statement covers the resale of up to 4,405,384 shares of common stock. Subsequent cover page disclosure and disclosure on the selling shareholder table indicate that it covers up to 5,970,854 shares of common stock. Please revise to reconcile this and any other similar inconsistencies.

RESPONSE: We have revised the registration statement throughout to reflect the correct and updated number of shares of common stock for resale.

3.	You disclose here that you will offer 50 million shares of common stock at $3.00 per share. On page 4, you state that the “actual offering price per share will be as determined by us based on market conditions at the time of pricing” and “[t]herefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.” Please revise to disclose that the offering price will be fixed for the duration of this offering or advise.

REPONSE: We have revised that language to provide that the offering price will be fixed.

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Plan of Distribution, page 78

4.	You disclose here that you are “offering [y]our Common Stock on a best-efforts basis directly from the Company or through placement agents we may later identify.”

Please clarify whether you intend to engage a placement agent prior to the effectiveness of this registration statement. Additionally, confirm your understanding that a post-effective amendment to this registration statement would be required if you add a placement agent after the effectiveness of this registration statement.

RESPONSE: At this point the Company has not engaged a placement agent. This confirms our understanding that a post-effective amendment to this registration statement would be required if the Company were to add a placement agent after the effectiveness of this registration statement and have added language in the amendment stating so.

5.	We note your disclosure here that you are offering your common stock “directly from the Company.” To the extent your officer or directors will be conducting this offering, please revise your Plan of Distribution section to clarify whether these officers and directors are registered broker-dealers under Section 15 of the Exchange Act or, if not, whether they intend to rely on Rule 3a4-1 of the Exchange Act.

RESPONSE: We have revised the Plan of Distribution in the Registration Statement to clarify that the Company’s officers and directors are not registered broker dealers, but will instead rely on Rule 3a4-1 of the Exchange Act.

Exhibits

6.	We note that certain of the shares included in the resale component of this offering are currently outstanding. Accordingly, please provide a revised legality opinion that states, with respect to the currently outstanding resale shares, that the shares “are” – and not “shall be” – legally issued, fully paid and non-assessable. Consider Section II.B.2.h of Staff Legal Bulletin No. 19.

RESPONSE: We have revised the legal opinion as requested and attached it as an exhibit to the amended Registration Statement.

General

7.	We note that Yusufali & Associates, LLC, the auditor of your financial statements included in this registration statement, requested to withdraw from registration with the PCAOB on August 26, 2024. As Yusufali & Associates, LLC can no longer perform new audit work, please tell us whether you have engaged a new audit firm at this time and, if so, provide any disclosures required by Item 304 of Regulation S-K.

RESPONSE: The Company recently initiated a process to identify a new audit firm. At this time, a new audit firm has not been selected nor engaged. The Company will work with Yusufali & Associates, LLC and the successor audit firm to ensure an orderly and structured transition, at the appropriate time.

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150

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8.	Please tell us if Yusufali & Associates, LLC performed any additional work in connection with the information included in your amended Form 10-Qs for the quarterly periods ended September 30, 2023 and June 30, 2024. If so, please describe the work performed by your auditor.

RESPONSE: Yusufali & Associates did not perform any additional work in connection with the Company’s amended Form 10-Qs for the quarterly periods ended September 30, 2023 and June 30, 2024.

9.	Please include an audit report in this Form S-1 and ensure that it is dated. Separately, we note that the audit report included in Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2023 does not include a date. Consider filing an amendment to this Form 10-K to provide a dated audit report.

RESPONSE: We have included the requested audit report in the amended registration statement. Further we have filed an amendment to the 10-K for the fiscal year ended December 31, 2023 to include a dated audit report.

10.	The consent of your auditor, filed as Exhibit 23.1, references a report relating to your financial statements for the period ended June 30, 2024. We did not locate any report in your Form 10-Q for the quarterly period ended June 30, 2024. Please advise.

RESPONSE: The auditor has corrected its consent, removing references to a report relating to the Company’s financial statements for the period ended June 30, 2024 to the amended Form 10-K and the amended Registration Statement. Reference to the 10-Q was erroneous and has been removed. Accordingly, Exhibit 23.1 has been replaced with the corrected consent.

11.	Please have your auditor remove from their consent the incorporation by reference language and to specify that their report relates to their audit of the company’s restated consolidated financial statements as of December 31, 2023 and 2022, and for the years then ended.

RESPONSE: The auditor has removed from the consent the incorporation by reference language and specified that the report relates to its audit of the Company’s restated consolidated financial statements as of December 31, 2023 and 2022, and for the years then ended.

Thank you again for your time and for your assistance with this matter. Please do not hesitate to contact us at 713-888-0040 or rcutler@cutlerlaw.com.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150